Filed by American Home Mortgage Holdings, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
  and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934


                  Subject Company: Apex Mortgage Capital, Inc.
                          Commission File No: 001-13637






This filing relates to a proposed acquisition of Apex Mortgage Capital, Inc. ("Apex") by American Home Mortgage Holdings, Inc. ("American Home") pursuant to the terms of an Agreement and Plan of Merger dated as of July 12, 2003 (the "Merger Agreement"), by and among Apex, American Home and American Home Mortgage Investment Corp. ("AHM Investment Corp."). The Merger Agreement is on file with the Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by the Company on July 15, 2003, and is incorporated by reference into this filing.

Apex and American Home issued the following joint press release on November 22, 2003.


[AHMH Logo]                                                          [APEX Logo]

FOR IMMEDIATE RELEASE

                   American Home Mortgage Stockholders Approve
                      The Merger with Apex Mortgage Capital

       - American Home's Stockholders Approve Reorganization into a REIT -

         Apex Mortgage Capital Adjourned Special Meeting of Stockholders
                 And Will Reconvene on Monday, November 24, 2003

MELVILLE, NY and LOS ANGELES, CA, November 22, 2003 - American Home Mortgage Holdings, Inc. (NASDAQ: AHMH), announced today that its stockholders have approved the proposed merger with Apex Mortgage Capital, Inc. (AMEX: AXM) and American Home's reorganization into a real estate investment trust (REIT), and Apex announced today that its stockholders approved a motion to adjourn its special meeting of stockholders until 2:00 p.m., Pacific Standard Time, on November 24, 2003, at the offices of Trust Company of the West, 865 South Figueroa Street, 18th Floor, Los Angeles, California.

American Home Special Stockholder Meeting
At a special meeting of stockholders of American Home held on November 21, 2003, in Melville, New York, the following proposals were approved by the requisite vote of the American Home stockholders: (1) a reorganization of American Home, whereby American Home Mortgage Investment Corp., a REIT, would become the parent company of American Home and each outstanding share of American Home's common stock would be converted into the right to receive one share of common stock of American Home Mortgage Investment Corp.; (2) the issuance of shares of common stock of American Home Mortgage Investment Corp. to stockholders of Apex Mortgage Capital, Inc., in connection with a merger of Apex with and into American Home Mortgage Investment Corp.; and (3) the adoption of Apex's Amended and Restated 1997 Stock Option Plan in connection with the merger.

Michael Strauss, Chairman and Chief Executive Officer of American Home, commented, "We would like to thank our stockholders for their overwhelming support of this defining transaction. With the opportunity to merge with Apex and reorganize into a REIT, American Home will be diversifying its sources of earnings by adding a complementary line of business to its mortgage origination and mortgage servicing operations, namely holding mortgage originations in the form of mortgage-backed securities for net interest income."

Apex Special Stockholder Meeting
Apex held a special meeting of stockholders on November 21, 2003, in Los Angeles, California, to consider and vote upon the merger of Apex with American Home. Apex has announced that the stockholders present in person and by proxy at its special stockholders' meeting approved a motion to adjourn the special meeting until Monday, November 24, 2003, at 2:00 p.m., Pacific Standard Time, at the offices of Trust Company of the West, 865 South Figueroa Street, 18th Floor, Los Angeles, California.

Apex has adjourned the special meeting in order to provide stockholders with additional time to cast their votes regarding the merger proposal. According to Apex's proxy solicitor, to date, 96% of the Apex stockholders who voted have voted in favor of the merger proposal, equal to a total of approximately 19.2 million shares voted in favor. Two-thirds of the Apex shares outstanding, or 19,904,668 shares as of the record date for the Apex special meeting, must vote in favor of the merger proposal in order for it to be approved. Consequently, of the 9.8 million shares that are currently unvoted, Apex needs approximately 735,830 shares to be voted in favor of the merger proposal at or prior to the time of the reconvened special meeting; stockholders of Apex are entitled by law to change their votes at any time and without notice prior to the vote being taken. Apex, whose stockholders are widely disbursed, believes that the additional time provided by this adjournment is necessary to permit further solicitation of proxies.

Commenting on the status of the stockholder vote, Philip A. Barach, Chief Executive Officer and President of Apex, said, "With such a large number of Apex's stockholders being retail investors, we believe it is appropriate to extend the voting deadline in order to give these investors a chance to vote. We strongly encourage stockholders to carefully consider the merger proposal described in the joint proxy statement/prospectus and to cast their vote in favor of the merger proposal, whether or not they plan to attend the special meeting. We thank the large number of stockholders who have already voted for the merger."

Apex mailed proxy statements to all stockholders of record on or about October 24, 2003 and encourages stockholders to vote in favor of the merger proposal prior to the date of the reconvened meeting. Stockholders who need proxy materials or wish to vote by phone are encouraged to contact Georgeson Shareholder Communications, Inc. at (866) 295-8265.

ABOUT AMERICAN HOME MORTGAGE HOLDINGS, INC.

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 226 loan production offices located in 37 states, as well as MortgageSelect, an online mortgage lender, three mortgage broker support centers and a loan servicing center. American Home shares are traded on NASDAQ under the symbol "AHMH." For additional information, please visit American Home's Web site at www.americanhm.com.

ABOUT APEX CAPITAL MORTGAGE CAPITAL, INC.

Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. Apex primarily acquires United States agency securities, other mortgage securities, mortgage loans, equity securities and other investments. Apex is listed on the American Stock Exchange under the symbol "AXM."

                                    ###

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are "forward-looking statements." Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, projections of financial results, and expected future financial position, dividends and dividend plans and business strategy, is a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause American Home's or Apex's actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in American Home's or Apex's operating results; American Home's or Apex's potential need for additional capital; the direction of interest rates and their subsequent effect on American Home's or Apex's business; federal and state regulation of mortgage banking; and those risks and uncertainties discussed in filings made by American Home and Apex with the Securities and Exchange Commission. In addition, Apex cannot predict whether its stockholders will approve the merger. Such forward-looking statements are inherently uncertain, and stockholders must recognize that actual results may differ from expectations. Neither American Home nor Apex assumes any responsibility to issue updates to any forward-looking statements discussed in this press release.

AMERICAN HOME MORTGAGE CONTACT:
John D. Lovallo
Senior Vice President
Ogilvy Public Relations Worldwide
212-880-5216
john.lovallo@ogilvypr.com

APEX CAPITAL MORTGAGE CONTACTS:
Media:
Josh Pekarsky
Longview Communications
(604) 688-4874
Investors:
Michael Mandelbaum
Mandelbaum Partners
(310) 785-0810


Proxy Information

      On October 24, 2003, AHM Investment Corp. filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the acquisition of Apex by American Home and related matters. Investors are urged to carefully read the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003 and other relevant materials (when they become available), and any other documents regarding the proposed transactions filed by Apex and American Home with the SEC because they will contain important information. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, Attention: Investor Relations, or by telephone at
(213) 244-0000. Investors may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747, Attention: Alan
B. Horn, or by telephone at (516) 949-3900.

Participants in Solicitation

      Apex, American Home and AHM Investment Corp. and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Apex and American Home in connection with the merger. Information about the directors and executive officers of Apex and their ownership of Apex's stock is set forth in the proxy statement for the Company `s 2003 annual meeting of stockholders. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home's 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003.